DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

August 21, 2009

VIA COURIER AND EDGAR

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-11
Filed August 21, 2009
File No. 333-156633

Dear Mr. Kluck:

Thank you for your consideration of the above-referenced amendment. We are writing to provide further information that addresses the comments you raised in your correspondence dated March 16, 2009. For your convenience, we have reproduced your comments regarding the amendment below, along with our responses.

We also wanted to note the following changes to the registration statement:

•

The Company has decided to shorten the offering period from two years to one year from breaking escrow. The Company does reserve the right to extend the offering period by a supplement to the prospectus.

•	In connection with the shorter offering period, the Company has reduced by half the maximum offering amount, from $2.76 billion to $1.38 billion.
•	As is noted below, this pre-effective amendment includes updated prior performance and financial statement information.
•

This amendment also includes revised language related to the Company’s exception from registration as an investment company under the Investment Company Act of 1940, which was provided to Ms. Rochelle Plessett, Senior Counsel, Office of the Chief Counsel, Division of Investment Management on June 29, 2009.

General Comments

1.	We note your response to comment 4 of our letter dated February 11, 2009 and your reliance on the relief granted in prior SEC Division of Corporation Finance no-action letters. As you noted in your response, you are responsible for analyzing the applicability of the tender offer rules to the KBS Strategic Opportunity REIT, Inc. share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no-action letters.

Mr. Tom Kluck

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We acknowledge your comment and confirm that we have considered all of the elements of the share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no-action letters.

2.	We note your response to comment 6 of our letter dated February 11, 2009. Regarding the aggregate gross offering proceeds for both KBS REIT I and KBS REIT II, this financial information is as of September 30, 2008. Please update this and other applicable financial information as of December 31, 2008 as required by Rule 3-12 of Regulation S-X.

The Company has updated all of the prior performance information, including the information regarding the aggregate gross offering proceeds for both KBS REIT I and KBS REIT II through December 31, 2008. The Company has also updated its financial statements through June 30, 2009.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor . . . . page 8

3.	We note your response to comment 10 of our previous letter. In response to our comment, you indicate that you are not able determine the maximum amount to be paid for your disposition fee, incentive fee, or acquisition fee. However, with respect to your acquisition fee, we note that you have provided disclosure of the maximum amount based on 1%. Please provide similar disclosure with respect to the 6% maximum disclosed in your charter. Please make similar revisions to the tables on pages 45, 46, and 59 and elsewhere as applicable. Also include a cross reference to the “Management Compensation” section that explains the fees in more detail.

We refer to our supplemental letter to you dated April 24, 2009 and our subsequent telephone conferences with you on this matter. As per our discussion, we have amended the “Management Compensation” tables on pages 10-11 and 70-71 to (a) describe more fully the acquisition and origination expenses related to investments and (b) disclose the 6% charter limitation in the body of the management compensation table under acquisition and origination fee (as opposed to disclosing it in a footnote). This information is also disclosed in the footnotes to the “Estimated Use of Proceeds” table.

Underwriting Criteria, page 74

4.	We note your response to comment 29 of our previous letter. In your response, you state that you may engage third-party professionals to inspect properties on your behalf. Please tell us what consideration you have given to identifying the independent professionals.

For funds it is advising, KBS Capital Advisors may hire highly reputable national physical property and environmental assessment firms to assist in its due diligence of real properties. With respect to property assessment firms, KBS Capital Advisors only uses reputable national firms and pre-qualifies them by closely reviewing the qualifications and credentials of their staff, reviewing their sample reports, and speaking with references. KBS Capital Advisors provides them with its standard Scope of Work to ensure KBS Capital Advisors has consistency across all providers. With respect to environmental assessment firms, KBS Capital Advisors has a long-standing relationship with Environ, an international environmental consultancy firm. If KBS Capital Advisors were ever dissatisfied with the work provided by Environ, it

Mr. Tom Kluck

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would seek an alternative firm through the same process described above for property assessment firms. Because the Company has not yet identified any potential investments, the Company may make investments related to real estate that are located across the United States, and the Company may use one of several different service providers, the Company has not listed any specific providers in the prospectus.

Plan of Operation

Critical Accounting Policies

Marketable Real Estate Securities, page 86

5.	Within your discussion of accounting for beneficial interests in securitized financial assets, please also include a discussion of the impacts of FSP EITF 99-20-1 on your current accounting treatment.

We have revised page 104 of the prospectus to include the requested disclosure.

Exhibits

6.	Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects “form of” opinion.

We have included executed opinions with the current pre-effective amendment to the registration statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner